March 12, 2025

Greg Overholtzer
Chief Financial Officer
Trio Petroleum Corp.
5401 Business Park South, Suite 115
Bakersfield, California 93309

       Re: Trio Petroleum Corp.
           Form 10-K for Fiscal Year Ended October 31, 2024
           Filed January 17, 2025
           File No. 001-41643
Dear Greg Overholtzer:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended October 31, 2024
Business
Asphalt Ridge Option Agreement, page 3

1.     Please revise your disclosure of    billions of barrels of oil-in-place
  to clarify the
       reference is to an estimate for the entire Uinta Basin and does not specifically refer to your Asphalt Ridge Development Project. Refer to the guidance prohibiting disclosure of certain estimates of oil and gas resources other than reserves in the Instruction to
       Item 1202 of Regulation S-K.

       You also note the estimate is derived from    various independent
studies.    Please
       identify the author or source of these studies and disclose the date such studies were completed. This comment also applies to the disclosure on page 36. South Salinas Project, page 5

2. To the extent there are known expirations or planned relinquishments of material amounts of your undeveloped acreage in the aggregate over the near term
(3     5
 March 12, 2025
Page 2

       years), please expand your disclosure to provide the expiration dates and the gross and net acreage amounts. Refer to the disclosure requirements in Item 1208(b) of
       Regulation S-K.
Evaluation of Reserves and Net Revenue, page 8

3. We note the discussion of technologies utilized by KLSP in their reserve estimation efforts indicates the estimated reserves were prepared using analogs conforming to the
       Society of Petroleum Engineers    Petroleum Resource Management System (
  PRMS   )
       definition. Refer to the disclosure requirements in Item 1201(c) of Regulation S-K which specifies the definitions in Rule 4-10(a) of Regulation S-X shall apply for purposes of disclosure under Subpart 229.1200 in the preparation of the estimates of the probable and possible reserves disclosed in the reserves report and in the filing on
       Form 10-K. Please revise or modify the discussion as necessary. Disclosure of Reserve Volumes and Reserve Values as of the End of April 30, 2024, page 9

4.     We note the statement    SEC criteria stipulate that reserves cannot be
classified as P1
       Proved if said reserves are not fully permitted for long-term production appears inconsistent with the definition of reserves of all categories in Rule 4-10(a)(26) of
       Regulation S-K. Please explain to us in reasonable detail your rationale for assigning probable and possible reserves without associated proved reserves.
General

5. Please confirm your understanding that we will not be in a position to declare your
       Form S-1 effective until all outstanding comments regarding your Form 10-K for the fiscal year ended October 31, 2024 have been resolved. In addition, to the extent that any comments related to our review of your Form 10-K apply to disclosure in the
       Form S-1, please make corresponding revisions to all affected disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Sandra Wall at 202-551-4727 or John Hodgin at 202-551-3699 if you
have questions regarding the engineering comments. Please contact Brad Skinner, Office
Chief, at 202-551-3489 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation